Exhibit 99.4

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P55312- E
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VOTING INSTRUCTION FORM

MIND MEDICINE (MINDMED) INC.

MEETING TYPE:	ANNUAL AND SPECIAL MEETING
MEETING DATE:	THURSDAY, MAY 27, 2021 AT 2:00 P.M. EDT
RECORD DATE:	FOR HOLDERS AS OF APRIL 12, 2021
PROXY DEPOSIT DATE:	MAY 25, 2021 CUID:
ACCOUNT NO:	CUSIP: 60255C109

CONTROL NO.: →

STEP 2 **APPOINT A PROXY (OPTIONAL)**

APPOINTEE(S): David Guebert, Collin Gage

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR. FOR VIRTUAL MEETINGS, YOU MAY NEED TO COMPLETE ADDITIONAL INFORMATION OR TAKE ADDITIONAL ACTION FOR YOU OR YOUR APPOINTEE TO ATTEND THE MEETING.

PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 **COMPLETE YOUR VOTING DIRECTIONS**

2 ELECTION OF DIRECTORS: *VOTING RECOMMENDATION:* **FOR** *ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD
01-Jamon Alexander Rahn	☐	☐
02-Miriam Halperin Wernli	☐	☐
03-Stephen L. Hurst	☐	☐
04-Bruce Linton	☐	☐
05-Perry Dellelce	☐	☐
06-Brigid A. Makes	☐	☐

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **BOLD TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

1 To set the number of directors to be elected at the Meeting at six (6).

RECOMMENDATION: FOR
FOR ☐ AGAINST ☐

3 To re-appoint RSM Canada LLP as auditors of MindMed, to hold office until the next annual meeting of shareholders of MindMed, and to authorize the directors of MindMed to fix the auditors' remuneration.

RECOMMENDATION: FOR
FOR ☐ WITHHOLD ☐

4 To consider and, if deemed appropriate, approve, with or without variation, by special resolution, the Alteration Resolution, the full text of which is set out in the accompanying management information circular of MindMed dated April 19, 2021 (the "Circular").

RECOMMENDATION: FOR
FOR ☐ AGAINST ☐

5 To consider and, if deemed appropriate, approve, with or without variation, by ordinary resolution, the Compensation Plans Increase Resolution, the full text of which is set out in the accompanying Circular.

RECOMMENDATION: FOR
FOR ☐ AGAINST ☐

NOTE To register a proxyholder, shareholders MUST send an email to mindmed@odysseytrust.com and provide Odyssey Trust Company with their proxyholder's contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email.

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

STEP 4 **THIS DOCUMENT MUST BE SIGNED AND DATED**

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED* M M D D Y Y

2601 14TH AVENUE MARKHAM, ON L3R 0H9 BroadridgeTM MIND MEDICINE (MINDMED) INC. 1166 ALBERNI STREET, SUITE 1604 VANCOUVER, BC V6E 3Z3CANADA VOTING INSTRUCTION FORMANNUAL AND SPECIAL MEETING MIND MEDICINE (MINDMED) INC.WHEN:THURSDAY, MAY 27, 2021 AT 2:00 P.M. EDTWHERE:to be held virtually athttps://web.l um iag m.com/2991 93020STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW. SCAN TO VIEW MATERIAL AND VOTE NOWPTION BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.CONTROL NO.:PROXY DEPOSIT DATE: MAY 25, 2021 The control number has been assigned to you to identify your shares for voting.You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.Dear ClientA meeting is being held for securityholders of the above noted issuer.1.You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name.2.Votes are being solicited by or on behalf of the management of the issuer.3.Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available.4.Unless you attend the meeting and vote in person or virtually (as applicable), your securities can only be voted through us as registered holder or proxyholder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please provide your voting instructions to us promptly using one of the available voting methods or complete and return this form. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person or virtually (as applicable).5.When you give us your voting instructions, you acknowledge that:·You are the beneficial owner or are authorized to provide these voting instructions; and *You have read the material and the voting instructions on this form.6.You may not present this Voting Instruction Form at the meeting in order to vote.7.To attend and vote your shares at the meeting:·Write your name or the name of your designate to act on your behalf on the "Appointee" line on the other side of this form, sign and date the form, and return it by mail, or·Go to ProxyVote.com (if available) and insert the name in the "Change Appointee(s)" section on the voting site.·For virtual meetings, you may need to complete additional information or tak e You, or your designate, as the named "Appointee", must attend the meeting for your vote to be counted.8.Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account.9.If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.10.If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct.11.The Appointee named in this form will exercise the voting rights attached to the securities in accordance with the instructions given. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee.12.This Voting Instruction Form should be read in conjunction with the accompanying management proxy circular.13.To ensure that your instructions are received in sufficient time to be processed,please ensure that the Voting Instruction Form is received by us or voted online at least one business day before the proxy deposit date noted above or the proxy deadline specified in the management proxy circular. Voting instructions received onthe proxy deposit date or later may not be able to be included in the final tabulation.This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.f you have any questions or require help, please contact the person who services your account.Disclosure of Information — Electing to Receive Financial Statements or Requestina Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes.PLEASE SEE OVER

FORMULAIRE D'INSTRUCTIONS DE VOTEMIND MEDICINE (MINDMED) INC.TYPE D'ASSEMBLEE :ASSEMBLEE ANNUELLE ET EXTRAORDINAI REDATE DE L'ASSEMBLEE JEUDI, 27 MAI 2021 A 14 h HAEDATE DE REFERENCE : POUR DETENTEURS D'ACTIONS ACQUISES JUSQU'AU 12 AVRIL 2021DATE DE DEPOT :25 MAI 2021N° CUIDN° DE COMPTE :N° CUSIP : 60255C109 N° DE CONTROLE : ETAPE 2NOMMEZ UN FONDE DE POUVOIR (FACULTATIF) FONDE(S) DE POUVOIR : David Guebert, Collin Gagesi VOUS VOULEZASSISTER A [ASSEMBLEE OU DESIGNER UNE AUTRE PERSONNE POUR QU'ELLE ASSISTE, VOTE ET AGISSE EN VOTRE NOM A CASSEMBLEE OU A TOUTE ASSEMBLEE RESULTANT D'UN AJOURNEMENT OU D'UN REPORT, AUTRE QUE LA OU LES PERSONNES MENTIONNEES CI-DESSUS, INSCRIVEZ VOTRE NOM OU LE NOM DE LAUTRE PERSONNE QUI ASSISTERA A CASSEMBLEE DANS CESPACE PREVU A CET EFFET. A MOINS QUE VOUS NE DONNIEZ DES INSTRUCTIONS CONTRAIRES, LA PERSONNE DONT LE NOM EST ECRIT DANS CET ESPACE AURA LES PLEINS POUVOIRS POUR ASSISTED A [ASSEMBLEE, Y VOTER ET Y AGIR A L'EGARD DES QUESTIONS PRESENTEES A [ASSEMBLEE OU A TOUTE ASSEMBLEE RESULTANT D'UN AJOURNEMENT OU D'UN REPORT, MEME SI CES QUESTIONS NE SONT PAS MENTIONNEES DANS LE FORMULAIRE OU DANS LA CIRCULAIRE. EN CE QUI CONCERNE LES ASSE IS MBLY EES VIRTUELLES, VOUS POURRIEZ DEVOIR FOURNIR D'AUTRES RENSEIGNEMENTS OU PRENDRE D'AUTRES MESURES POUR QUE VOUS OU VOTRE FONDE DE POUVOIR PUSIEZ ASSISTED.INSCRIVEZ CI-DESSUS LE NOM DU FONDS DE POUVOIR EN LETTRES MAJUSCULES ETAPE 3 INSTRUCTIONS DE VOTE 2 ELECTION DES ADM INISTRATEURS : RECOMMANDATION DE VOTE: POUR TOUS LES CANDIDATS AUX POSTES DADMINISTRATEUR (REMPLISSEZ UNE SEULE CASE « PAR CANDIDAT, A L'ENCRE NOIRE OU BLEUE)01-Damon POUR ABSTENTION Alexander Rahn 02-Miriam Halperin Wernli 03-Stephen L. Hurst 04-Bruce Linton 05-Perry Dellelce 06-Brigid A. Makes000000000000POINT(S) LES RECOMMANDATIONS DE VO7ESONT IND1QUEES EN GRAS AU-DESSUS DES ROES (REMPLISSEZ UNE SEULE CASE» PAR POINT, A L'ENCRE NOIRE OU BLEUE) 1To set the number of directors to be elected at the Meeting at six (6).RECOMMANDE: POUR 3To re-appoint RSM Canada LLP as auditors of MindMed, to hold office until the next annual meeting of shareholders of MindMed, and to authorize the directors of MindMed to fix the auditors' remuneration.4To consider and, if deemed appropriate, approve, with or without variation, by special resolution, the Alteration Resolution, the full text of which is set out in the accompanying management information circular of MindMed dated April 19, 2021 (the 'Circular').5To consider and, if deemed appropriate, approve, with or without variation, by ordinary resolution, the Compensation Plans Increase Resolution, the full text of which is set out in the accompanying Circular,*NOTE* To register a proxyholder, shareholders MUST send an email to mindmed@odysseytrust.com and provide Odyssey Trust Company with their proxyholder's contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. 0 0RECOMMANDE: POURPOURABSTENTIONRECOMMANDE: POURPOURCONTRE0 0RECOMMANDE: POUR POUR CONTREEl DI 0 0RECOMMANDE: POURPOURABSTENTIONRECOMMANDE: POURPOURCONTRE0 0RECOMMANDE: POUR POUR CONTREEl DI POUR RECEVOIR LES PROCHAINS DOCUMENTS DE PROCURATION PAR COURRIER, COCHEZ LA CASE DE DROITE. POUR DEMANDER LES DOCUMENTS POUR CETTE REUNION, CONSULTEZ L'AVIS INCLUS DANS LA TROUSSE JOINTE AU FORMULAIRE.ETAPE 4 LE PRE NrDOCUMENT DOIT ETRE SIGNE ET DATE COPIE DE LEMETTER AVIS SELLEMENT SIGNATURES(S) *INVALIDE EN L’ABSENCE DE SIGNATURE*

2601 14TH AVENUE MARKHAM, ON L3R 0H9Broadridge FORMULAIRE D'INSTRUCTIONS DE VOTE ASSEMBLEE ANNUELLE ET EXTRAORDINAIREMIND MEDICINE (MINDMED) INC.DATE :JEUDI, 27 MAI 2021 A 14 h HAEADRESSE :to be held virtually athttps://web.lumiagm.com/2991 93020MIND MEDICINE (MINDMED) INC. 1166 ALBERNI STREET, SUITE 1604 VANCOUVER, BC V6E 3Z3CANADAETAPE 1 PASSEZ EN REVUE VOS OPTIONS DE VOTE EN LIGNE : VOTEZ SUR PROXYVOTE.COM A L'AIDE DE VOTRE ORDINATEUR OU DE VOTRE APPAREIL PORTABLE. VOTRE NUMERO DE CONTROLE EST INDIQUE CI-DESSOUS. VOTE PAR TELEPHONE : VEUILLEZ TRANSMETTRE VOS INSTRUCTIONS AU 1 800 474-7501 (EN FRANcAlS) OU 1 800 474-7493 (EN ANGLAIS).VOTE PAR LA POSTE : VEUILLEZ RETOURNER LE PRESENT FORMULAIRE D'INSTRUCTIONS DE VOTE DANS L'ENVELOPPE FOURNIE.RAPPEL : PASSEZ EN REVUE LA CIRCULAIRE DE SOLLICITATION DE PROCURATIONS AVANT DE VOTER.NOUS DEVONS RECEVOIR VOS INSTRUCTIONS DE VOTE AU MOINS UN JOUR OUVRABLE AVANT LA DATE DE DEPOT DES PROCURATIONS. N° DE CONTROLE : -)DATE DE DEPOT : 25 MAI 2021 Le numero de controle vous a ete attribue aux fins d'identification des actions a regard desquelles vous exercerez vos droits de vote.Vous devez preserver la confidentialite de votre numero de controle et eviter de le divulguer a des tiers, sauf lorsque vous votez a I'aide de l'une des options de vote indiquees dans le present formulaire. Si vous envoyez le present formulaire ou fournissez votre numero de controle a des tiers, vous etes responsable de I'exercice subsequent des droits de vote rattaches a vos actions ou de rincapacite subsequente de les exercer.Madame, Monsieur,Une assemblee sera tenue a ('intention des porteurs de titres de remetteur mentionne ci-dessus.1.Vous recevez le present formulaire d'instructions de vote et les documents relatifs a rassemblee ci-joints, selon les directives de remetteur, en tant que proprietaire veritable des titres. Vous etes le proprietaire veritable des titres parce qu'en tant qu'intermediaires, nous detenons les titres dans un compte pour vous, mail ils ne soot pas immatricules a votre nom.2.Les votes sont sollicites par la direction de l'emetteur ou en son nom.3.Memo si vous ne souhaitez pas recevoir cos documents, remetteur assujetti a le droit de vous les faire parvenir et, si on nous le demande, it est de notre responsabilite de vous les envoyer. Ces documents vous sont envoyes sans frais, dans la langue de correspondence de votre choix, dans la mesure ou ils sont disponibles dans cette langue.4.A moins que vous n'assistiez a l'assemblee et que vous n'y votiez en personne ou virtuellement (selon le cas), nous sommes les seuls a pouvoir exercer les droits de vote rattaches a vos titres en notre qualite de porteurs inscrits ou de fondes de pouvoir du porteur inscrit conformement a vos instructions. Nous ne pouvons pas voter pour votre compte si nous ne recevons pas vos instructions de vote. Veuillez nous fournir vos instructions de vote des que possible a ('aide de Tune ou l'autre des methodes de vote disponibles ou remplir et nous retourner le present formulaire. Nous soumettrons un vote par procuration en votre nom conformement aux instructions de vote que vous nous donnerez, a moins que vous ne choisissiez d'assister a l'assemblee et d'y voter en personne ou virtuellement (selon le cas).5.En nous donnant vos instructions de vote, vous confirmez ce qui suit :·vous etes le proprietaire veritable des titres ou vous etes autorise a donner cos instructions de vote;·vous avez lu les documents et les instructions de vote mentionnes dans le present formulaire.6.Vous ne pouvez pas presenter le present formulaire d'instructions de vote lors de rassemblee pour voter.7.Pour assister a rassemblee et y exercer les droits de vote rattaches a vos actions, veuillez proceder de l'une des manieres suivantes :·ecrivez votre nom ou le nom de la personne que vous avez designee pour qu'elle agisse en votre nom sur la ligne « Fonde de pouvoir » au verso du present formulaire que vous devez dater, signer et nous renvoyer par la poste;·allez au site ProxyVote.com (s'il est disponible) et inscrivez le nom dans la section « Changement de fonde de pouvoir » du site de vote;·en ce qui concerne les assemblees virtuelles, vous pourriez devoir fournir d'autres renseignements ou prendre d'autres mesures pour que vous ou votre fonde de pouvoir puissiez assister a rassemblee. Pour de plus amples details, veuillez vous reporter aux documents relatifs a rassemblee qui accompagnent les presentes instructions de vote.Vous ou votre « fonde de pouvoir » devez assister a rassemblee pour que votre vote soit comptabilise.8.Sauf si la loi l'interdit ou a moins d'instructions contraires de votre part, le ou les fondes de pouvoir ou la personne dont le nom est inscrit dans l'espace prevu a cot effet auront les pleins pouvoirs pour assister, soumettre des questions et agir a rassemblee ou a toute reprise de cello-ci en cas d'ajournement ou de report, ainsi que pour voter a regard de toutes les questions qui y seront presentees, memo si cos questions ne sont pas mentionnees dans le present formulaire ou dans la circulaire de sollicitation de procurations. Consultez un conseiller juridique si vous souhaitez modifier les pouvoirs de cette personne de quelque fawn que ce soit. Si vous avez besoin d'aide, veuillez communiquer avec le responsable de votre compte.9.Si les presentes instructions de vote sont donnees au nom dune societe, indiquez la denomination sociale complete de cette derniere, le nom et le titre de la personne donnant les instructions de vote au nom de la societe, ainsi que l'adresse aux fins de signification de la societe.10.Si les points enonces dans la circulaire de sollicitation de procurations sont differents des points mentionnes au verso du present formulaire, la circulaire de sollicitation de procurations prevaudra.11.Le fonde de pouvoir dont le nom figure dans le present formulaire exercera les droits de vote rattaches aux titres en conformite avec les instructions donnees. En ('absence d'instructions de vote particulieres de votre part dans le present formulaire, les droits de vote seront exerces comme it est recommande au verso du present formulaire ou indique dans la circulaire de sollicitation de procurations, a moins que vous n'ayez nomme un fonde de pouvoir.12.Le present formulaire d'instructions de vote doit etre lu conjointement avec la circulaire de sollicitation de procurations qui l'accompagne.13.Afin que vos instructions soient revues a temps pour etre traitees, assurez-vous que le formulaire d'instructions de vote nous parvienne ou veuillez voter en ligne au moins un jour ouvrable avant la date de depot des procurations indiquee ci-dessus ou dans la circulaire de sollicitation de procurations. Les instructions de vote recues a la date de depot des procurations ou par la suite pourraient ne pas etre prises en compte dans la compilation finale.Le present formulaire d'instructions de vote confere le pouvoir discretionnaire de voter relativement aux autres questions qui peuvent etre clument soumises a rassemblee ou a toute reprise de cello-ci.Si vous avez des questions ou avez besoin d'aide, veuillez communiquer avec le responsable de votre compte.Communication de ('information — Choix de recevoir les &tots financiers ou demande de documents relatifs a l'assemblee Si vous choisissez de recevoir les etats financiers ou demandez les documents relatifs a rassemblee, votre nom et votre adresse pourront etre communiqués a remetteur assujetti (ou a son mandataire) aux fins d'envoi par la poste.VOIR AU VERSO

VOTING INSTRUCTION FORMMIND MEDICINE (MINDMED) INC.MEETING TYPE:ANNUAL AND SPECIAL MEETINGMEETING DATE: THURSDAY, MAY 27, 2021 AT 2:00 P.M. EDT RECORD DATE: FOR HOLDERS AS OF APRIL 12, 2021 PROXY DEPOSIT DATE:MAY 25, 2021**ISSUER ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. SCAN TO VIEW MATERIAL AND rVOTE NOWBY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:1-800-454-8683BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE***WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*** STEP 2 COMPLETE YOUR DIRECTIONS014amon Alexander Rahn02-Miriam Halperin Wernli03-Stephen L. Hurst04-Bruce Linton05-Perry Dellelce06-Brigid A. Makes00000000000 ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY BOLD TEXT OVER THE BOXES (FILL IN ONLY ONE BOX" PER ITEM IN BLACK OR BLUE INK) 1To set the number of directors to be elected at the Meeting at six (6).3To re-appoint RSM Canada LLP as auditors of MindMed, to hold office until the next annual meeting of shareholders of MindMed, and to authorize the directors of MindMed to fix the auditors' remuneration.RECOMMENDATION: FORFORAGAINSTm0RECOMMENDATION: FORFORWITHHOLDm04To consider and, if deemed appropriate, approve, with or withoutRECOMMENDATION: FORvariation, by special resolution, the Alteration Resolution, theFORAGAINSTfull text of which is set out in the accompanying management00information circular of MindMed dated April 19, 2021 (the"Circular').To consider and, if deemed appropriate, approve, with or withoutvariation, by ordinary resolution, the Compensation Plans Increase Resolution, the full text of which is set out in the accompanying Circular.RECOMMENDATION: FORFORAGAINSTm0TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM.FILL IN THE BOX " 0 " TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. STEP 3 THIS DOCUMENT MUST BE SIGNED AND DATED •* ISSUER CONFIRMATION COPY - INFO ONLY *

BroadridgerTMVOTING INSTRUCTION FORM 51 MERCEDES WAY EDGEWOOD NY 11717ANNUAL AND SPECIAL MEETING MIND MEDICINE (MINDMED) INC.WHEN:THURSDAY, MAY 27, 2021 AT 2:00 P.M. EDTWHERE:to be held virtually athttps://web.l u m iag m .com/2991 93020MIND MEDICINE (MINDMED) INC. 1166 ALBERNI STREET, SUITE 1604 VANCOUVER, BC V6E 3Z3CANADAAbout VotingA meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement.The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.Please read the Proxy Statement carefully and take note of any relevant proxy deposit date.We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse.If you have any questions, please contact the person who services your account. We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement.For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form.For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward.Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 2010, brokers are no longer allowed to vote securities held in their clients' accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients' securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election.If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed "routine" in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date.The following instructions provide specifics regarding the meeting for which this voting form applies.Instruction 1 All proposals for this meeting are considered "routine". We may vote in our discretion on allproposals, if your instructions are not received.If your securities are held by a bank, your securities cannot be voted without your specific instructions.Instruction 2 In order for your securities to be represented at the meeting on one or more matters beforethe meeting, it will be necessary for us to have your specific voting instructions.If your securities are held by a bank, your securities cannot be voted without your specific instructions.Instruction 3 In order for your securities to be represented at the meeting, it will be necessary for us tohave your specific voting instructions.Instruction 4We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted.**If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer.These materials are being sent at no cost to you.To attend the meeting and vote your shares in person or virtually (as applicable) If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person or virtually (as applicable), subject to any rules described in the Proxy Statement applicable to the delivery of a proxy.The legal proxy will be mailed to the name and address of the beneficial holder noted above. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement. You or your designate must attend the meeting for your vote to be counted.Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective.This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.Disclosure of Information — Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes.05022021PLEASE SEE OVER60255C1091P55311-1